Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

05007210

Lima, April 8th,2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

RECEIVED
2005 APR 14 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Please find attached the list of our shareholders as of March 31, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

4/15

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FERREYROS S.A.A. 3/3.2005 **20050408 14:57:01 GFACP113**

RELACION DE ACCIONISTAS **Pag. 1**

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - CARTADM	28,677,101	1.1000	13.154633
2	R	20170124449	NV -CARTADM	23,689,629	1.1000	10.866802
3	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	22,145,613	1.1000	10.158538
4	R	20143980821	HO - CARTADM	19,152,142	1.1000	8.785386
5	R	20142829551	PR - CARTADM	14,112,088	1.1000	6.473435
6	X	038013580	HORSESHOE BAY LIMITED	14,091,545	1.1000	6.464011
7	E	08191212	MONTERO ARAMBURU EDUARDO	10,725,336	1.1000	4.919879
8	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	8,390,287	1.1000	3.848756
9	R	20171049262	INVERSIONES VARESLI S.A.	7,741,030	1.1000	3.550931
10	*	021015391	DUCKTOWN HOLDINGS S.A.	7,672,857	1.1000	3.519659
11	*	027012415	HYBISCUS CAPITAL LTD.	6,638,636	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	6,532,579	1.1000	2.996596
13	R	20100228352	CORPORACION CERVESUR S.A.A.	6,241,439	1.1000	2.863045
14	R	20111691631	GONDOMAR S.A.	5,669,772	1.1000	2.600813
15	R	20215376916	BUSLETT S.A.	5,021,995	1.1000	2.303667
16	*	021009695	ATLANTIC SECURITY BANK	3,069,446	1.1000	1.408003
17	R	20100047218	BANCO DE CREDITO DEL PERU	1,671,608	1.1000	0.766793
18	E	08243244	MONTERO MUELLE ALFONSO	1,607,739	1.1000	0.737495
19	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,525,616	1.1000	0.699824
20	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,399,410	1.1000	0.641931
21	E	07277264	ESPINOSA BEDOYA OSCAR	1,145,035	1.1000	0.525245
22	E	07272496	FERREYROS ASPILLAGA CARLOS	1,116,117	1.1000	0.511980